ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

June 29, 2012

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Cash

Re:	KiOR, Inc.
Form 10-K/A for the Fiscal Year Ended
December 31, 2011
Filed April 27, 2012
File No. 1-35213

Dear Mr. Cash:

At the request of our client, KiOR, Inc. (the “Company”), we are responding to your letter dated June 20, 2012 to Mr. John H. Karnes, Chief Financial Officer of the Company, regarding the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2011 (the “Report”), filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2012. The information and undertakings provided below have been furnished by the Company.

The Company’s responses below are preceded with the Staff’s comments for ease of reference.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Executive Compensation, page 5

Compensation Discussion and Analysis, page 5

Elements of Compensation for Our Named Executive Officers, page 7

Annual Bonuses, page 8

1.	You state that the compensation committee awarded bonuses for 2011 performance to your named executive officers at 150% of each NEO’s target bonus. With a view toward future disclosure, please tell us:

•	what the performance targets were for each NEO,

•	what the target bonuses were for each NEO,

June 29, 2012

•	whether there were threshold or maximum target and bonus levels and if so, how the bonus would be determined if performance fell within those target ranges,

•	how actual performance compared to the performance targets, and

•	how you determined to award bonuses at 150% of each NEO’s target bonus.

Refer to Item 402(b)(2)(v) of Regulation S-K.

Target annual bonus amounts for 2011 were set forth in the each named executive officer’s offer letter, the terms of which are described on page 10 of the Report. The Board did not establish in advance specific performance measures or threshold and maximum achievement levels related to the annual bonuses for 2011. The compensation committee’s determination to pay bonuses at the 150% level was based instead on its subjective evaluation of the overall performance of the named executive officers in 2011 and, in particular, the successful financing of and progress on the Company’s initial-scale commercial production facility in Columbus, Mississippi and the successful completion of the Company’s initial public offering in June 2011. The compensation committee believed that bonus payouts at the 150% level provided suitable recognition for superior performance in 2011.

The Company will discuss in future filings the performance targets with respect to the annual incentive awards to named executive officers, the target amounts of such awards, any threshold or maximum target levels and how award amounts are determined for performance within those ranges and how actual performance compared to the performance objectives. In future filings, if, in the exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, the Company will report such additional amount in the “Bonus” column in the Summary Compensation Table. Please see also the response to Comment 2 below.

Equity Compensation, page 8

2.	With a view toward future disclosure, to the extent that you granted equity compensation in addition to that granted as annual bonuses, please discuss how you determined the amount of equity compensation to grant to the NEOs. In future filings, please disclose any performance objectives, financial metrics, targets, benchmarking data, or compensation committee discretion that you considered in granting equity compensation. Your disclosure should indicate the compensation decisions made with regard to equity compensation as well as how those decisions were made. Refer to Item 402(b) of Regulation S-K.

June 29, 2012

In addition to the stock awards granted as annual bonuses, the compensation committee granted awards of restricted stock to Messrs. Cannon, Karnes and Kasbaum in June 2011 in recognition of their contribution toward the achievement of milestones for the Company, including the completion of its initial public offering. The amount of such awards reflected the committee’s determination that such awards were advisable to reward outstanding performance. These awards were not based on specific financial metrics, targets or benchmarking data and were granted at the Board’s discretion. In addition, option and/or restricted stock awards were granted to Messrs. Karnes, Artzer, Lyle, Coates and Capello pursuant to the terms of their offer letters. The amount of such awards was the result of negotiation with the executive officers in connection with their hiring and reflected the Board’s determination that such awards were important in securing the services of these executives and aligning their interests with the growth of the Company. The Board and/or the compensation committee did not rely on benchmarking data in determining the amount of these awards.

With respect to equity awards under the Company’s 2012 executive compensation program, the compensation committee set total direct compensation (base salary plus annual and long-term incentive compensation) at the 75th percentile of the industry peer group identified on page 7 of the Report. For 2012, the compensation committee elected not to increase base salaries for the named executive officers from their 2011 levels in order to conserve cash. The incentive portion of total direct compensation is weighted 1/3 and 2/3 between annual and long-term incentives, respectively. For 2012, the annual incentive awards are in the form of performance units, the payout of which will be earned based on the Company’s achievement of specified goals with respect to (a) the timing of certain milestones for the Company’s initial-scale commercial production unit in Columbus, Mississippi, (b) improvements in the yield of the Company’s proprietary technology platform and (c) the timing of certain milestones for the Company’s planned first standard commercial production unit in Mississippi. Long-term incentive awards for 2012 were in the form of restricted stock units, which vest in three equal annual installments, subject to the continued service of the recipient. The Company will include in future filings disclosure with respect to how the amount of equity compensation was determined, as well as the performance objectives, financial metrics, targets, benchmarking data, or compensation committee discretion that were considered in granting equity compensation.

Compensation Decision Process, page 11

3.	In the last paragraph on page 11, you state that the compensation committee uses benchmarking data as a reference in determining appropriate levels of compensation. Please tell us whether you benchmarked each element of 2011 compensation to that of the peer group. If you engaged in benchmarking 2011 compensation, please tell us, with a view toward future disclosure, (i) where you benchmarked each element of compensation and/or total compensation relative to that of the peer group and (ii) how actual compensation for each element of compensation and/or total compensation compared to that of the peer group.

The compensation committee did not benchmark any element of 2011 compensation to that of the peer group. The compensation committee first established a peer group for benchmarking the elements of compensation in October 2011 and first used benchmarking data in establishing the 2012 executive compensation program. The Company will include in future filings a discussion of where it benchmarked each element of compensation and/or total compensation relative to that of the peer group and how actual compensation for each element of compensation and/or total compensation compared to that of the peer group.

June 29, 2012

Summary Compensation Table, page 14

4.	You disclose stock awards in the Summary Compensation Table. In future filings, please discuss the decisions made with respect to these awards in the “Compensation Discussion and Analysis.”

The Company acknowledges the Staff’s comment and will discuss in “Compensation Discussion and Analysis” in future filings the decisions made with respect to stock awards reported in the Summary Compensation Table.

5.	Please tell us why you included the stock award annual bonuses granted to the NEOs in the “Non-Equity Incentive Plan Compensation” column rather than the “Stock Awards” column.

The Company included the stock award annual bonuses granted to the named executive officers in the “Non-Equity Incentive Plan Compensation” column because the stock awards were made in lieu of the payment of cash incentive awards. In future filings, the Company will include annual incentive plan awards that are settled in stock rather than cash in the “Stock Awards” column.

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If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1228 or A.J. Ericksen of this office at 713.229.1393. Thank you for your attention to the matter.

Very truly yours,

Baker Botts L.L.P.

By:	/s/ Felix P. Phillips
Felix P. Phillips

cc:	Ms. Jessica Dickerson (Securities and Exchange Commission)

Mr. Craig Slivka (Securities and Exchange Commission)

Mr. John H. Karnes (KiOR, Inc.)

Mr. Christopher A. Artzer (KiOR, Inc.)

[Letterhead of KiOR, Inc.]

June 28, 2012

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Cash

Re:	KiOR, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 1-35213

Dear Mr. Cash:

KiOR, Inc. (the “Company”) hereby acknowledges in connection with its responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance contained in your letter dated June 20, 2012 that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, KiOR, Inc.

By:	/s/ Christopher A. Artzer
Christopher A. Artzer Vice President, General Counsel and Secretary